Bank Austria Creditanstalt

05010409

A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 11 2005
WASH, D.C.
190

Vienna, July 2005

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madame:

Please find enclosed „Annex I Rule 12g3-2(b)(1)(ii) List of Information" from Bank Austria Creditanstalt first as a clear version, second with all changes.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley   Ursula Künstler

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Annex 1 – clear version & changes see page 6 & 7

8/16

Annex I
Rule 12g3-2(b)(1)(ii) List of Information
Bank Austria Creditanstalt AG ("BA-CA")

Type of Information	Language	Person Required to Make and Date of Publication	Source of Publication Requirement	Medium of Publication
Annual Financial Statements/ Consolidated Statements				
Annual Consolidated Financial Statements and Annual Unconsolidated Financial Statements (of the parent company (Bank Austria Creditanstalt AG))	German	BA-CA Promptly after adoption	Sections 64 and 65 of the Austrian Banking Act ("ABA") and relevant provisions of the Austrian Commercial Code	"Amtsblatt zur Wiener Zeitung", the official gazette of the Republic of Austria
Annual Unconsolidated Financial Statements of the parent company (Bank Austria Creditanstalt AG)	German	BA-CA 4 months after the end of the fiscal year	CGC Rule 65[1]	Available upon request (free of charge)
Annual Consolidated Financial Statements	English	BA-CA 4 months after the end of the fiscal year	CGC Rule 65	BA-CA Website[2]

[1] Please note that all references to the "CGC" are to the Austrian Corporate Governance Code. BA-CA has complied with the terms of the CGC on a voluntary basis since July 9, 2003, although it is not required to do so by law.
[2] http://www.ba-ca.com, direct link to Investor Relations Website: http://ir.ba-ca.com.

Type of Information	Language	Person Required to Make and Date of Publication	Source of Publication Requirement	Medium of Publication
Annual Consolidated Financial Statements	Polish	BA-CA Financial tables to be published concurrently with the publication of the full German report[3] Full Polish translation has to be available 4 weeks after full German version was made public	§65 section 1 of Decree 2001[4] and Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997[5], as described at pp. A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003, for the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange[6]	Financial report via Emitent System[7]

[3] Financial tables, i.e. balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow (without notes).
[4] Decree of the Polish Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1569) on current and periodical information provided by issuers of securities (the "Decree").
[5] The Law on the Public Trading of Securities dated 21 August 1997.
[6] See the English language translation of pages A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003 relating to the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange, included with this application.
[7] Emitent (name of software) is a secure e-mail system with a direct connection between companies and the Polish SEC, the Warsaw Stock Exchange and the Polish press agency (Polska Agencja Prasowa). Every report is automatically provided in electronic form to them.

Interim Reports				
Interim Report (for first, second and third quarter)	German	BA-CA 3 months after the end of the fiscal quarter	Section 87 of the Austrian Stock Exchange Act	Notice in "Amtsblatt zur Wiener Zeitung" as to where the Interim Report is available
Interim Report (for first, second and third quarter)	German/ English	BA-CA 2 months after the end of the fiscal quarter	CGC Rule 65	BA-CA Website
Interim Report (for first, second and third quarter)	Polish	BA-CA Financial tables to be published concurrently with the publication of the full German report[8], but not later than 45 days after the end of quarter. Full Polish translation has to be available 2 weeks (4 weeks for half-year report) after full German version was made public.	As described at pp. A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003, for the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange	Financial report via Emitent System

[8] Financial tables, i.e. balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow (without notes).

Invitation to the Annual General Meeting ("AGM")				
Invitation to the Annual General Meeting (with Agenda of the Meeting)	German	BA-CA At least 14 days before the date of the AGM	Section 83(5) of the Austrian Stock Exchange Act and section 107 of the Austrian Joint Stock Companies Act	"Amtsblatt zur Wiener Zeitung"
Invitation to the Annual General Meeting (with Agenda of the Meeting)	German/ English	BA-CA At least 25 days before the date of the AGM	Article 20(2) of the BA-CA By-Laws / CGC Rule 4	BA-CA Website
Draft of resolutions to be made at AGM	German	BA-CA At least 8 days before AGM	CGC Rule 4	BA-CA Website
Invitation to the Annual General Meeting (with Agenda of the Meeting)	Polish	BA-CA At least 22 days before AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §66 section 3 of Decree	Current report via Emitent System
Draft of resolutions to be made at AGM	Polish	BA-CA At least 8 days before AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §66 section 3 of Decree	Current report via Emitent System
Voting results at the Annual General Meeting/Change in Bye-Laws				
Voting results at the Annual General Meeting/Change in Bye-Laws	German/ English	BA-CA Promptly after AGM	CGC Rule 6	BA-CA Website
Voting results at the Annual General Meeting/Change in Bye-Laws	Polish	BA-CA Promptly after AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §49 section 5 of the Decree	Current report via Emitent System

Dividend announcements				
Dividend announcement	German	BA-CA Promptly after AGM	Section 83(2) of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Dividend announcement	German/ English	BA-CA Promptly after AGM	CGC Rule 72	BA-CA Website
Dividend announcement	Polish	BA-CA Promptly after AGM – together with results of voting	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §49 section 5 of the Decree	Current report via Emitent System
Voting and ownership interests				
Material changes in voting power/ownership interests[9]	German	BA-CA 9 calendar days after change	Sections 83(4) and 93 of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Change in voting power/ownerships interests	German/ English	BA-CA Immediately upon occurrence	CGC Rule 61	BA-CA Website
Change in voting power/ownerships interests[10]	Polish	BA-CA Immediately upon occurrence	Art. 147 section 1 and 2 of the Polish Law on the Public Trading of Securities 1997	Current report via Emitent System

[9] When a natural or legal person reaches, exceeds or falls below a certain limit of ownership (5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75%, 90%).

[10] When a natural or legal person reaches, exceeds or falls below a certain limit of ownership (5%, 10%, 25%, 50%, 75% and every 2% if shareholder possesses more than 10%).

Changes in holdings of board members				
Change in interests held by Managing Board and Supervisory Board members in BA-CA ("Director's Dealings")	German/ English	Financial Market Authority (FMA) Immediately upon receipt of notification from board member	CGC Rule 69	BA-CA website links to FMA website
Change in interests (BA-CA shares) held by Managing Board and Supervisory Board members in BA-CA (in case of purchases or sales of shares for amounts exceeding 5,000 EUR)	Polish	BA-CA Immediately upon receipt of notification from board member	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 7 of the Decree	Current report via Emitent System
Changes in share rights				
Changes in rights connected with BA-CA shares	German	BA-CA Immediately upon change	Section 83(4) of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Changes in rights connected with BA-CA shares	German/ English	BA-CA Immediately upon change	CGC Rule 72	BA-CA Website
Changes in rights connected with BA-CA shares	Polish	BA-CA Immediately after the decision on intention to make changes and next after the changes	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 1 item 15 and 16 of the Decree	Current reports via Emitent System

Ad hoc information[11]				
Ad hoc information	German/ English	BA-CA Immediately	Section 48d of the Austrian Stock Exchange Act	Deutsche Gesellschaft für ad-hoc Publizität[12]
Ad hoc information	German/ English	BA-CA Immediately	CGC Rule 72	BA-CA Website
Ad hoc information	Polish	BA-CA Immediately (not later than 24 hours from notification or occurrence)	Art. 81 section 1 item 2 and 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 1 items 1 - 35 of the Decree	Current reports via Emitent System
Financial calendar	German/ English	BA-CA At the end of the current financial year for the next year	CGC Rule 70	BA-CA Website and Annual Report
Dates of publishing financial reports in current year	Polish	BA-CA Till the end of January every year	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §69 section 1 of the Decree	Current report via Emitent System
Prospectuses in respect of public offerings	German and/or English	BA-CA As required by applicable law	Section 74-81 of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"/ BA-CA Website

[11] Material change information.
[12] Ad hoc information is being sent by BA-CA to "Deutsche Gesellschaft für ad-hoc Publizität" ("German society for ad hoc publications"); http://www.dgap.de.

Prospectuses in respect of public offerings made according to Polish law	Polish	BA-CA As required by applicable Polish law in the case of issuing securities on Polish market	Polish Law on the Public Trading of Securities dated 21 August 1997; Decree of the Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1568) and Decree of the Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1570) on issue prospectuses	Prospectus itself and information on public offering via Emitent System
Press releases (material issues)	German and/or English	BA-CA	BA-CA practice	BA-CA Website

Annex I
Rule 12g3-2(b)(1)(ii) List of Information
Bank Austria Creditanstalt AG ("BA-CA")

Type of Information	Language	Person Required to Make and Date of Publication	Source of Publication Requirement	Medium of Publication
Annual Financial Statements/ Consolidated Statements				
Annual Consolidated Financial Statements and Annual Unconsolidated Financial Statements (of the parent company (Bank Austria Creditanstalt AG))	German	BA-CA Promptly after adoption	Sections 64 and 65 of the Austrian Banking Act ("ABA") and relevant provisions of the Austrian Commercial Code	"Amtsblatt zur Wiener Zeitung", the official gazette of the Republic of Austria
Annual Unconsolidated Financial Statements of the parent company (Bank Austria Creditanstalt AG)	German	BA-CA 4 months after the end of the fiscal year	CGC Rule 65[1]	Available upon request (free of charge)
Annual Consolidated Financial Statements	English	BA-CA 4 months after the end of the fiscal year	CGC Rule 65	BA-CA Website[2]

[1] Please note that all references to the "CGC" are to the Austrian Corporate Governance Code. BA-CA has complied with the terms of the CGC on a voluntary basis since July 9, 2003, although it is not required to do so by law.
[2] http://www.ba-ca.com, direct link to Investor Relations Website: http://ir.ba-ca.com.

[London #166405 v1]

Type of Information	Language	Person Required to Make and Date of Publication	Source of Publication Requirement	Medium of Publication
Annual Consolidated Financial Statements	Polish	BA-CA Financial tables to be published concurrently with the publication of the full German report[3] Full Polish translation has to be available 4 weeks after full German version was made public	§65 section 1 of Decree 2001[4] and Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997[5], as described at pp. A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003, for the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange[6]	Financial report via Emitent System[7]

[3] Financial tables, i.e. balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow (without notes).
[4] Decree of the Polish Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1569) on current and periodical information provided by issuers of securities (the "Decree").
[5] The Law on the Public Trading of Securities dated 21 August 1997.
[6] See the English language translation of pages A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003 relating to the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange, included with this application.
[7] Emitent (name of software) is a secure e-mail system with a direct connection between companies and the Polish SEC, the Warsaw Stock Exchange and the Polish press agency (Polska Agencja Prasowa). Every report is automatically provided in electronic form to them.

Interim Reports				
Interim Report (for first, second and third quarter)	German	BA-CA 3 months after the end of the fiscal quarter	Section 87 of the Austrian Stock Exchange Act	Notice in "Amtsblatt zur Wiener Zeitung" as to where the Interim Report is available
Interim Report (for first, second and third quarter)	German/ English	BA-CA 2 months after the end of the fiscal quarter	CGC Rule 65	BA-CA Website
Interim Report (for first, second and third quarter)	Polish	BA-CA Financial tables to be published concurrently with the publication of the full German report[8], but not later than 45 days after the end of quarter. Full Polish translation has to be available 2 weeks (4 weeks for half-year report) after full German version was made public.	As described at pp. A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003, for the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange	Financial report via Emitent System

[8] Financial tables, i.e. balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow (without notes).

Invitation to the Annual General Meeting ("AGM")				
Invitation to the Annual General Meeting (with Agenda of the Meeting)	German	BA-CA At least 14 days before the date of the AGM	Section 83(5) of the Austrian Stock Exchange Act and section 107 of the Austrian Joint Stock Companies Act	"Amtsblatt zur Wiener Zeitung"
Invitation to the Annual General Meeting (with Agenda of the Meeting)	German/ English	BA-CA At least 25 days before the date of the AGM	Article 20(2) of the BA-CA By-Laws / CGC Rule 4	BA-CA Website
Draft of resolutions to be made at AGM	German	BA-CA At least 8 days before AGM	CGC Rule 4	BA-CA Website
Invitation to the Annual General Meeting (with Agenda of the Meeting)	Polish	BA-CA At least 22 days before AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §66 section 3 of Decree	Current report via Emitent System
Draft of resolutions to be made at AGM	Polish	BA-CA At least 8 days before AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §66 section 3 of Decree	Current report via Emitent System
Voting results at the Annual General Meeting/Change in Bye-Laws				
Voting results at the Annual General Meeting/Change in Bye-Laws	German/ English	BA-CA Promptly after AGM	CGC Rule 6	BA-CA Website
Voting results at the Annual General Meeting/Change in Bye-Laws	Polish	BA-CA Promptly after AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §49 section 5 of the Decree	Current report via Emitent System

Dividend announcements				
Dividend announcement	German	BA-CA Promptly after AGM	Section 83(2) of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Dividend announcement	German/ English	BA-CA Promptly after AGM	CGC Rule 72	BA-CA Website
Dividend announcement	Polish	BA-CA Promptly after AGM – together with results of voting	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §49 section 5 of the Decree	Current report via Emitent System
Voting and ownership interests				
Material changes in voting power/ownership interests[9]	German	BA-CA 9 calendar days after change	Sections 83(4) and 93 of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Change in voting power/ownerships interests	German/ English	BA-CA Immediately upon occurrence	CGC Rule 61	BA-CA Website
Change in voting power/ownerships interests[10]	Polish	BA-CA Immediately upon occurrence	Art. 147 section 1 and 2 of the Polish Law on the Public Trading of Securities 1997	Current report via Emitent System

[9] When a natural or legal person reaches, exceeds or falls below a certain limit of ownership (5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75%, 90%).
[10] When a natural or legal person reaches, exceeds or falls below a certain limit of ownership (5%, 10%, 25%, 50%, 75% and every 2% if shareholder possesses more than 10%).

Changes in holdings of board members				
Change in interests held by Managing Board and Supervisory Board members in BA-CA ("Director's Dealings")	German/ English	~~BA-CA~~Financial Market Authority (FMA) Immediately upon receipt of notification from board member	CGC Rule 69	BA-CA website ~~for at least 3 months~~links to FMA website
Change in interests (BA-CA shares) held by Managing Board and Supervisory Board members in BA-CA (in case of purchases or sales of shares for amounts exceeding 5,000 EUR)	Polish	BA-CA Immediately upon receipt of notification from board member	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 7 of the Decree	Current report via Emitent System
Changes in share rights				
Changes in rights connected with BA-CA shares	German	BA-CA Immediately upon change	Section 83(4) of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Changes in rights connected with BA-CA shares	German/ English	BA-CA Immediately upon change	CGC Rule 72	BA-CA Website
Changes in rights connected with BA-CA shares	Polish	BA-CA Immediately after the decision on intention to make changes and next after the changes	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 1 item 15 and 16 of the Decree	Current reports via Emitent System

Ad hoc information[11]				
Ad hoc information	German/ English	BA-CA Immediately	Section 48d ~~82(6)~~ of the Austrian Stock Exchange Act	Deutsche Gesellschaft für ad-hoc Publizität[12]
Ad hoc information	German/ English	BA-CA Immediately	CGC Rule ~~70~~72	BA-CA Website
Ad hoc information	Polish	BA-CA Immediately (not later than 24 hours from notification or occurrence)	Art. 81 section 1 item 2 and 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 1 items 1 - 35 of the Decree	Current reports via Emitent System
Financial calendar	German/ English	BA-CA At the end of the current financial year for the next year	CGC Rule 70	BA-CA Website and Annual Report
Dates of publishing financial reports in current year	Polish	BA-CA Till the end of January every year	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §69 section 1 of the Decree	Current report via Emitent System
Prospectuses in respect of public offerings	German and/or English	BA-CA As required by applicable law	Section 74-81 of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"/ BA-CA Website

[11] Material change information.
[12] Ad hoc information is being sent by BA-CA to "Deutsche Gesellschaft für ad-hoc Publizität" ("German society for ad hoc publications"); http://www.dgap.de.

Prospectuses in respect of public offerings made according to Polish law	Polish	BA-CA As required by applicable Polish law in the case of issuing securities on Polish market	Polish Law on the Public Trading of Securities dated 21 August 1997; Decree of the Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1568) and Decree of the Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1570) on issue prospectuses	Prospectus itself and information on public offering via Emitent System
Press releases (material issues)	German and/or English	BA-CA	BA-CA practice	BA-CA Website